EXHIBIT 99.7
                                                                   ------------


          CERTIFICATION REQUIRED BY RULE 13A-14(B) AND SECTION 1350 OF CHAPTER 63 OF TITLE 18 OF THE UNITED STATES CODE, AS ADOPTED
            PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of ARC Energy Trust ("ARC") on Form 40-F for the fiscal year ending December 31, 2006 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Steven W. Sinclair, Vice-President, Finance and Chief Financial Officer of ARC, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of sections 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of ARC.


/s/ Steven W. Sinclair
------------------------------
Name:   Steven W. Sinclair
Title:  Senior Vice-President, Finance
        and Chief Financial Officer


March 28, 2007